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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                        Act of 1934 or Suspension of Duty
                         to File Reports Under Sections
                         13 and 15(d) of the Securities
                            and Exchange Act of 1934

                          Commission File Number 000-33359

                               Global Marine Inc.
             (Exact name of registrant as specified in its charter)

        777 N. Eldridge Parkway, Houston, Texas 77079-4493 (281) 596-5100
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

              Zero Coupon Convertible Debentures Due June 23, 2020
                                7% Notes Due 2028
                              7 1/8% Notes Due 2007
                     Common Stock, par value $0.10 per share
            (Title of each class of securities covered by this Form)

                                      None
(Title of all other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [x]        Rule 12h-3(b)(1)(i)     [x]
Rule 12g-4(a)(1)(ii)    [ ]        Rule 12h-3(b)(1)(ii)    [ ]
Rule 12g-4(a)(2)(i)     [ ]        Rule 12h-3(b)(2)(i)     [ ]
Rule 12g-4(a)(2)(ii)    [ ]        Rule 12h-3(b)(2)(ii)    [ ]
                                   Rule 15d-6              [ ]

                Approximate number of holders of record as of the
                         certification or notice date:

       Zero Coupon Convertible Debentures Due June 23, 2020     33
       7% Notes Due 2028                                        42
       7 1/8% Notes Due 2007                                    60
       Common Stock, par value $0.10 per share                   1

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     Pursuant to the requirements of the Securities Exchange Act of 1934, Global
Marine Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 28, 2002                 By: /S/ Richard E. McClaine
                                        --------------------------------------
                                        Name:  Richard E. McClaine
                                        Title: Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.